

March 26, 2013

Via E-mail
George Zweier
Vice President and Chief Financial Officer
BRT Realty Trust
60 Cutter Mill Road
Great Neck, NY 11021

> **Re:** **BRT Realty Trust**
> **Form 10-K for the Year Ended September 30, 2012**
> **Filed December 13, 2012**
> **File No. 001-07172**

Dear Mr. Zweier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Our Loan Portfolio, page 3

1.   We note the risk factor on page 18 discussing the risk associated with high loan-to-value ratios. Please provide the loan-to-value ratios for your loan portfolio in future Exchange Act periodic reports or tell us why such information is not material. Also, please tell us if you develop any internal credit rating for your outstanding loans.

Our Multi-Family Properties, page 6

2.   On page 7, you indicate that your venture partners may require a property to be sold under "specified" situations. In future Exchange Act periodic reports, please provide additional details regarding this ability and tell us if it represents a material risk.

Newark Joint Venture, page 8

3.   It appears that two leases account for about 55% of your rental income for 2013. In future Exchange Act periodic reports, please provide additional details regarding such leases, as they appear material or advise. Discuss the principal terms of the leases and the nature of the businesses conducted on the property.

Information and Activities Relating to development Sites, page 10

4.   In future Exchange Act periodic reports, as applicable, please disclose the cost incurred to date and budgeted cost related to the Teachers Village development.   To the extent you incurred leasing costs associated with this development or the other properties in the Newark Joint Venture, please discuss such costs in future filings.

Item 7. Management's Discussion and Analysis, page 29

5.   Please tell us why the total revenues from real estate on page 30 is $9.553 million while the real estate revenues on page 31 is $8.675 million.

6.   In future Exchange Act periodic reports, please disclose your period to period changes in same store performance including the relative impact of occupancy and rent rate changes. Please disclose how you determined which properties to include and disclose if any properties were excluded other than properties not owned in both periods.

Note 1 – Organization, Background and Significant Accounting Policies, page F-9

7.   In future filings, please disclose your accounting policy for recognizing gains on sales of real property assets.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant